Exhibit 99.B(m)(3)(i)

AMENDED SCHEDULE 1

with respect to the

AMENDED AND RESTATED
 DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

for

ING SERIES FUND, INC.

CLASS C SHARES

Series	Maximum Combined Service and Distribution Fees
(as a percentage of average daily net assets)

ING Alternative Beta Fund	1.00%

ING Balanced Fund	1.00%

ING Corporate Leaders 100 Fund	1.00%

ING Global Target Payment Fund	1.00%

ING Growth and Income Fund	1.00%

ING Small Company Fund	1.00%

ING Strategic Allocation Conservative Fund	1.00%

ING Strategic Allocation Growth Fund	1.00%

ING Strategic Allocation Moderate Fund	1.00%

Date last updated:  December 16, 2009